August 12, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Functional Brands Inc.
Amendment No. 8 to Registration Statement on Form S-1 Filed July 15, 2025
File No. 333-284180

Dear Mr. Daniel Crawford, Ms. Laura Crotty, Mr. Gary Newberry and Ms. Vanessa Robertson:

Set forth below, on behalf of our client Functional Brands Inc. (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 8 to Registration Statement on Form S-1 filed with the Commission on July 15, 2025 (the “Registration Statement”). Concurrently with this letter the Company is filing Amendment No. 9 to the Registration Statement (“Amendment No. 9”) to respond to the comments contained in the Comment Letter and to make certain other changes.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments in plain text.

Amendment No. 8 to Registration Statement on Form S-1

General

1.	Please tell us whether all of the shares of common stock registered for resale in this registration statement were issued and outstanding prior to May 30, 2025, the date you filed the amended registration statement disclosing your intention to register the resale of common stock underlying preferred stock issued in a private placement contemporaneously with a direct listing. If any of the shares to be registered for resale were not outstanding at that time, please remove them from the registration statement or tell us why you believe it is appropriate to include them at this time. Refer to Securities Act Sections Compliance & Disclosure Interpretations 134.01, 139.27 and 139.11.

In response to the Staff’s comment, we note that the Company publicly filed for registration of shares of its common stock for resale in connection with its proposed direct listing on May 30, 2025. All such shares were issued and outstanding as of such date, excluding the shares (the “Private Placement Shares”) to be issued upon the exercise of the Company’s Series A and Series B Convertible Preferred Stock (the “Preferred Stock”) the sale of the Preferred Stock is referred to herein as the “Private Placement”).

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

We note that, as described in the Registration Statement, 3,816,698 shares of Company common stock previously  held by its former controlling shareholder, Hemptown Organics Corp. (“HOC”), were distributed by HOC to its debenture holders in exchange for HOC debentures and to HOC stockholders, both in connection with the wind up and dissolution of HOC. Such shares are being registered for resale pursuant to the Registration Statement.

The Company is registering the Private Placement Shares for resale pursuant to the Registration Statement.

With respect to the registration for resale of the Private Placement Shares, we reference CD&Is 134.01,139.11 and 139.27.

CD&I 134.01 provides that a “resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement. At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.”

In addition, Securities Act Release No. 8828 as referenced in CD&I 139.27 states “[o]ur view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are ‘qualified institutional buyers’ as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement.”

First,, all purchase agreements obligating the purchasers to purchase the Preferred Stock were executed as of July 22, 2025. As noted above, CD&I 134.01 allows for registration of shares to be issued to purchasers in a private placement if the purchasers are irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. All the purchase agreements for the Preferred Stock and Private Placement Shares are identical (save for the name of investor and amount of subscription) and provide that the funding of the private placement will occur upon the completion of the closing conditions set forth in the purchase agreements. The purchase agreements include standard conditions such as (1) the accuracy of the representations and warranties of the Company and the investors, (2) the performance of the obligations, covenants and agreements of the Company and investors, the primary obligations being the filing and effectiveness of the Registration Statement and confirmation by Nasdaq of the acceptance of the direct listing, and (3) the delivery by the Company and investors of the closing deliverables, including opinions of Company counsel and Company certificates. All closing conditions are outside of the investors’ control and the investors cannot voluntarily terminate the purchase agreement. The primary closing condition is the filing and effectiveness of the Registration Statement, and the Company is responsible for ensuring this closing condition is met. Further, as disclosed in the Registration Statement, the Company will only request effectiveness of the Registration Statement upon receipt from Nasdaq of acceptance of the direct listing. Therefore, the investors are irrevocably bound to purchase the securities subject to the filing and effectiveness of the Registration Statement. Moreover, prior to the closing, but upon receipt of listing confirmation from Nasdaq, the investors must deliver, via wire transfer, immediately available funds equal to the investors’ aggregate subscription amounts to Odessey Trust, escrow agent for the Private Placement. The funds held in the escrow account will be immediately released to the Company at closing without any further action by the investors. Since the investors are irrevocably bound to purchase the Preferred Stock, subject only to the effectiveness of the Registration Statement and other factors outside of their control, the registration of the Private Placement Shares complies with the exception provided in CD&I 134.01. We further note that the purchase price of the Preferred Stock was established at the time the purchase agreements were executed, and such purchase price was not contingent on the market price of the Company’s common stock at the time of effectiveness of the Registration Statement.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

In addition, Section 4(a)(2) of the Securities Act exempts from registration offers and sales by an issuer that do not involve a public offering or distribution. When determining whether an offering is exempt from registration pursuant to Section 4(a)(2), several factors are analyzed. Such factors include (1) the suitability of the investors, (2) the restrictions on transfer of the securities, and (3) the prohibition on general solicitation and general advertising. The suitability of the investors relates to an investors’ level of sophistication, knowledge and experience of financial and business matters to evaluate the risks and merits of the proposed offering. Additionally, the securities offered by the issuer must be restricted securities. Lastly, in order for an offering to qualify for the Section 4(a)(2) exemption, neither the issuer, nor anyone acting on the issuer’s behalf can generally solicit or advertise the offering.

The Company is relying on the Section 4(a)(2) exemption for issuance of the Preferred Stock. As represented by the investors in the purchase agreements, the investors are sophisticated investors who are able to evaluate the risks and merits of their investment in the Private Placement and are able to bear the investment’s economic risk. the Preferred Stock will be issued to the investors at the closing of the Private Placement as restricted stock with appropriate restrictive legends. Lastly, neither the Company, nor anyone acting on the Company’s behalf, generally advertised the Private Placement or generally solicited investments. None of the six investors had substantive, pre-existing relationships with the Company prior to investing in the Private Placement. All of the investors had a substantive, pre-existing relationship with the Company’s placement agent, Joseph Gunnar & Co., LLC (“Gunnar”). Moreover, the solicitation of interest in the Preferred Stock and Private Placement Shares was conducted consistent with the interpretive guidance of Securities Act Release No. 8828 as referenced in CD&I 139.27. The availability of the Section 4(a)(2) exemption for a concurrent unregistered offering depends on whether the investors in the private placement were solicited by the registration statement. , The investors were not solicited by the Registration Statement relating to the registered resale offering (“Resale Offering”) to participate in the Private Placement, nor were any of such persons provided copies or access to any of the confidential submissions prior to the public filing of the Registration Statement.

As described above, the Private Placement complies with the guidance provided in CD&I 134.01 and CD&I 139.27. Therefore, the Private Placement Shares should be permitted to be registered for resale on the Registration Statement.

2.	To the extent you continue to include the common stock underlying the private placement preferred stock in this registration statement, please tell us what exemption from registration you are relying on with respect to that issuance and provide your analysis as to why that private placement should not be integrated with the registered resale offering. Refer to Securities Act Rule 152.

In response to the Staff’s comment, as described in the Company’s response to the Staff’s comment 1 above, we note that the Company is relying on the Section 4(a)(2) exemption for issuance of the Preferred Stock..

With respect to the Staff’s comment on integration, the integration doctrine provides an analytical framework for determining whether multiple securities transactions should be considered part of the same offering. “If the safe harbors in Rule 152(b) do not apply, in determining whether two or more offerings are to be treated as one for the purpose of registration or qualifying for an exemption from registration under the Securities Act, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering.”1

[1]	SEC, Facilitating Capital Formation and Expanding Investment Opportunities by Improving Access to Capital in Private Markets, Rel. No. 33-10884 (Nov. 2, 2020).

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

We respectfully believe that the Private Placement should not be integrated with the Resale Offering. As noted above, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering. Here, the Private Placement and Resale Offering should not be integrated since the Private Placement is exempt from registration under Section 4(a)(2), as described in the Company’s response to Comment 1 above, and the Resale Offering is a registered offering that complies with the registration requirements of the Securities Act. Moreover, as described in CD&I 139.25, the Section 4(a)(2) exemption remains available since the registration statement did not serve as general solicitation for the Private Placement. Furthermore, we note that, consistent with CD&I, 139.11, the Company has filed the Registration Statement on Form S-1 for the Resale Offering, which is an offering for resale by the Company’s stockholders of shares held by the stockholders rather than an offering by the Company.

In conclusion, the Private Placement and Resale Offering are two separate offerings that should not be integrated. The Resale Offering is registering common stock for resale and complies with the registration requirements of the Securities Act, and the Private Placement is an offering that is exempt from registration under Section 4(a)(2). Additionally, the Section 4(a)(2) exemption is available since the registration statement did not serve as general solicitation for the Private Placement.

3.	Please confirm that Joseph Gunnar & Co., LLC. will not serve as the company’s valuation agent for purposes of the Nasdaq direct listing rules.

In response to the Staff’s comment, the Company confirms that Gunnar has not and will not serve as the Company’s valuation agent for purposes of Nasdaq direct listing rules. The Company has engaged Valuescope, a Marshall & Stevens Company, for that purpose.

Cover Page

4.	We note your statement that “all shares of our common stock underlying such convertible preferred stock are being registered by means of this registration statement”. In your response letter, please advise us of the number of shares of common stock that will be registered. Please also tell us the relationship of each of the six private placement investors to the company and whether any are in the business of underwriting securities.

The Company is registering, in the aggregate, 13,000,000 shares of its common stock to cover conversion of the Preferred Stock.

All six (6) investors in the Private Placement are professional investors and qualified institutional buyers. None of these investors had a previous relationship with the Company prior to their investment in the Private Placement. Further, none of these investors are in the business of underwriting securities.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

5.	Please revise your cover page and elsewhere to disclose the per share price investors in the private placement will pay for each share of preferred stock.

The Company has revised its disclosure on the cover page and elsewhere as appropriate to indicate that the aggregate per share price of the Series A and B Preferred Stock is $8.00, with the Company attributing $0.01 to the Series B Preferred Stock.

Plan of Distribution, page 126

6.	We note your response to prior comment 2 and reissue the comment in part. Please revise your disclosure on page 128 to disclose that purchasers of the preferred stock will not be subject to any lock-up arrangements with respect to the preferred stock or underlying common stock.

In response to the Staff’s comment, the Company has revised its disclosure on page 129 to state that neither the Preferred Stock nor the underlying common stock is subject to any lock-up arrangements.

7.	We note your response to prior comment 10 and reissue the comment in part. Please revise to quantify the number of Placement Warrants that will be issued to the Placement Agent and clarify how the number of common stock underlying each warrant will be determined at the time of exercise. In this regard, we note your response to prior comment 2 stating that “[s]ince the number of shares of common stock which may be issued is dependent upon the trading price of the common stock, the actual number of shares of common stock to be so issued cannot be calculated at this time.”

In response to the Staff’s comment, the Company and Gunnar have amended the Placement Agent Agreement and Placement Agent Warrant to provide that 80,000 warrants to purchase common stock, exercisable at $8.00 per share, will be issued to the Placement Agent as part of the compensation for the Placement Agent’s services..

Notes to the Consolidated Financial Statements

4. Summary of Significant Accounting Policies

Segment Reporting, page F-15

8.	We note your response to prior comment 13 and your revised disclosure. However, we are unable to locate the single reportable segment disclosures required by ASC 280-10-50, as amended by ASU 2023-07. Please revise your filing to provide the required disclosures including your measure of segment profit/loss, significant segment expense categories, and other requirements that may be applicable to your single reportable segment.

The Company acknowledges the Staff’s comment and has revised the segment reporting disclosure in the Summary of Significant Accounting Policies section to address the requirements of ASC 280-10-50, as amended by ASU 2023-07 ( for FY25 Q2 FS we refer you to note 23 and for FY24 FS, note 24).

We trust that you will find the responses above and the changes in Amendment No. 9 to adequately address the Staff’s comments. If you have any questions with respect to the foregoing, please contact the undersigned by telephone at 646.838.4433 or by email at bbiggar@srfc.law.

Sincerely,

/s/ Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

Copy to:	Eric Gripentrog
CEO - Functional Brands Inc.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

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